Mail Room 4561

May 29, 2007

Lawrence D. Bain
President and Chief Executive Officer
Prolink Holdings Corp.
410 South Benson Lane
Chandler, Arizona 85224

> **Re:** **Prolink Holdings Corp.**
> **Amendment No. 1 to Form SB-2**
> **Filed on May 2, 2007**
> **File Nos. 333-140547 and 333-140582**

Dear Mr. Bain:

We have reviewed your responses and have the following comments. Please note that comments 1, 2 and 7 apply to both registration statements.

General

1. Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

2. We note that you have filed a second, separate request for confidential treatment. Please be advised that comments relating to both pending confidential treatment requests must be resolved prior to seeking effectiveness of the above-cited registration statements.

Selling Stockholders, page 32

3. With respect to File No. 333-140582, we note that you have identified Merriman Curhan Ford & Co. as a registered broker-dealer. Please confirm, if true, that the shares held by Merriman were received as compensation for investment banking services.

4. We were unable to locate the natural persons disclosure regarding Ashford Capital Partners, Itasca Capital Partners, Lewis Opportunity Fund and LAM Opportunity Fund with regard to File No. 333-140582. Please provide the disclosure requested or advise.

5. Similarly, we note that you have not provided the natural persons disclosure for a large number of selling shareholders with respect to File No. 333-140547. Please provide the disclosure requested or advise.

Form 10-KSB for the fiscal year ended December 31, 2006

Form 10-QSB for the period ended March 31, 2007

Controls and Procedures

6. It appears that you continued to have an existing material weakness at the time of filing the Form 10-KSB based on the disclosure in the March 31, 2007 Form 10-QSB; however, this is unclear from the disclosure in the 10-KSB. Please amend the 10-KSB to clarify whether management believes the material weakness identified continued to exist or was effectively addressed with the replacement of the technical accounting staff and the review of your internal control and disclosure processes. In this regard, your statement that your internal control and disclosure processes are being addressed "to eliminate any other existing material weaknesses that may exist" is unclear.

7. Please disclose who initially discovered the material weakness, the time frame for remediation to the extent known and whether there are any material costs associated with the remediation efforts. It would appear that risk factor disclosure in the above-cited Forms SB-2 regarding the existence of a material weakness is warranted. Please revise accordingly or advise.

8. You state that you made changes to your internal control over financial reporting "since" the evaluation of the same as of the end of our fourth fiscal quarter. However, the disclosure in response to Item 308(c) in the March 31, 2007 10-QSB clearly states that there were no changes in your internal control over financial reporting that occurred during the first quarter of the current fiscal year. Note that Item 308(c) requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that materially affected or were reasonably likely to materially affect your internal control over financial reporting.. Please revise your documents as appropriate to clarify when the staff replacement occurred. Further, clarify whether any other steps were taken with respect to your internal controls "being addressed."

* * * * * * * *

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 212-983-3115
        Kenneth Koch, Esq.
        Todd Mason, Esq.
        Priya Kumar, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, PC